EXHIBIT 12.1

	Year Ended December 31,
	2008	2007	2006	2005	2004
Earnings
Income before income taxes and cumulative effect of accounting changes	$278	$1,057	$790	$779	$339
Add: Fixed charges	$299	$273	$275	$270	$220
Less: Interest capitalized	$25	$50	$51	$39	$39

Total	$552	$1,280	$1,014	$1,010	$520

Fixed charges
Interest expense (net)	$105	$69	$77	$82	$49
Add: Interest capitalized	$25	$50	$51	$39	$39

Gross interest expense	$130	$119	$128	$121	$88
Add: Interest factor of operating lease expense	$169	$154	$147	$149	$132

Total	$299	$273	$275	$270	$220

Ratio of earning to fixed charges	1.85	4.69	3.68	3.74	2.36